UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-34797

Camelot Information Systems Inc.

Beijing Publishing House

A6 North Third Ring Road

Xicheng District, Beijing 100120

The People’s Republic of China

Tel: +(86-10) 5810-0888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By :	/s/ Yiming Ma
Name :	Yiming Ma
Title :	Chief Executive Officer

Date: March 25, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated March 25, 2014, regarding Camelot Information Systems Inc. announcing shareholders’ approval of merger agreement